

May 5, 2014

Via E-mail
Neil Dougherty
Senior Vice President and Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

> **Re:** **Keysight Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 18, 2014**
> **File No. 001-36334**

Dear Mr. Dougherty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We will continue our evaluation of your responses to prior comments – including prior comments 5, 8, 10 and 14 – after you complete the missing sections of your disclosure and file the relevant agreements that you say you will in your responses.

Item 6. Executive Compensation, page 1

2. We note your response to prior comment 1; however, it appears that the information you incorporate from exhibit 99.1 in response to Item 6 does not include the disclosure required by Regulation S-K Item 402(k). Please revise.

3. Please tell us the authority on which you rely to exclude from the table on page 100 of exhibit 99.1 the compensation mentioned in the last sentence of footnote (1) to that table. Also tell us why that compensation is not included in the table on page 103.

Exhibits

4.   Please expand your response to prior comment 9 to provide us your analysis of why you do not believe the agreement assigning the Hewlett-Packard agreement in part to you will be material to you.

Exhibit 99.1

If tax incentives change, page 14

5.   Please address that portion of prior comment 12 that requested you to provide us your analysis of whether there is a material risk of you not satisfying any of the conditions to receiving the tax benefits discussed in this risk factor.

Dividend Policy, page 27

6.   Please expand your response to prior comment 15 to address the companies' current intentions.

Management's Discussion and Analysis . . ., page 38

7.   Please address prior comment 21 as it applies to your disclosure for the three months ended January 31, 2014.

Retirement and post-retirement plan assumptions, page 41

8.   We note your response to prior comment 22 which states these estimates could change significantly. Please address in this section why such accounting estimates or assumptions bear the risk of change and the nature of any uncertainty that are deemed reasonably likely to occur and would have a material effect.

Costs and Expenses, page 46

9.   We note your response to prior comment 24. Your disclosure of volume-adjusted basis gross margin appears to include amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable GAAP measure so calculated and presented. Please tell us why you believe this measure is not a non-GAAP measure, or provide the disclosures required by Item 10(e) of Regulation S-K.

Treatment, page 94

10.   With a view toward clarified disclosure, please quantify for us how the "treatment" would affect the awards held by a named executive officer using that officer's reported awards.

Intellectual Property Agreements, page 116

11.   We note your response to prior comment 6. Please expand your disclosure regarding risks to address Agilent's ability to compete with you should it choose to do so.

Basis of presentation, page F-8

12.   We note your response to prior comment 30, the net transfers to Agilent in the statements of cash flows and invested equity, and footnote 3. Please provide a reconciliation of the transfers to Agilent on a gross basis by broad categories, such as allocated expenses and cash earnings of foreign entities transferred to Agilent.

Note 5 – Income Taxes, page F-23

13.   We note your responses to prior comments 14 and 29, and the disclosures on page F-12. Please include a discussion of any agreements that will impact the principal provisions by which tax expense is allocated to members of the group.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Stephen Williams